Smith & Nephew plc

15 Adam Street

London

WC2N 6LA

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

March 4, 2019

Re: Notice of disclosure filed in the Annual Report on Form 20‑F under section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Smith & Nephew plc has made disclosure pursuant to those provisions in its Annual Report on Form 20‑F for the year ended December 31, 2018, which was filed with the Securities and Exchange Commission on March 4, 2019.

Sincerely

Smith & Nephew plc

By:	/s/ Susan Swabey
Susan Swabey
Company Secretary